Exhibit 99.1

CIBC announces fourth quarter and fiscal 2021 results

CIBC’s 2021 audited annual consolidated financial statements and accompanying management’s discussion and analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. Our 2021 Annual Report is available on SEDAR at www.sedar.com. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – December 2, 2021 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2021.

“We delivered strong financial performance in 2021 with growth across all of our strategic business units as our entire team focused on helping our clients achieve their ambitions,” said Victor Dodig, President and CEO, CIBC. “Against the backdrop of the ongoing global pandemic, our bank continued to invest for the future, including expanding our platform and capabilities in the U.S., accelerating the growth of our Canadian consumer franchise, and making foundational investments in cloud technology and other capabilities that will enable us to do more for clients in 2022 and beyond. We also launched our new brand, a statement on the bank we’ve become by living our purpose, and a symbol of the opportunities that lie ahead. We enter the new fiscal year well positioned for growth with a strong capital position, clear momentum across our business, and the full commitment of our team as we contribute to an equitable and sustainable future for our clients, our communities and our planet.”

Fourth quarter highlights

	Q4/21	Q4/20	Q3/21	YoY Variance	QoQ Variance
Reported Net Income	$1,440 million	$1,016 million	$1,730 million	+42%	-17%

Adjusted Net Income (1)	$1,573 million	$1,280 million	$1,808 million	+23%	-13%

Reported Diluted Earnings Per Share (EPS)	$3.07	$2.20	$3.76	+40%	-18%

Adjusted Diluted EPS (1)	$3.37	$2.79	$3.93	+21%	-14%

Reported Return on Common Shareholders’ Equity (ROE) (2)	13.4%	10.7%	17.1%

Adjusted ROE (1)(2)	14.7%	13.5%	17.9%

Common Equity Tier 1 (CET1) Ratio (2)	12.4%	12.1%	12.3%

CIBC’s results for the fourth quarter of 2021 were affected by the following items of note aggregating to a negative impact of $0.30 per share:

●	$109 million ($80 million after-tax) charge related to the consolidation of our real estate portfolio;
●	$40 million ($29 million after-tax) increase in legal provisions;
●	$19 million ($15 million after-tax) amortization of acquisition-related intangible assets; and
●	$12 million ($9 million after-tax) in transaction and integration-related costs(3) associated with the acquisition of the Canadian Costco credit card portfolio.

For the year ended October 31, 2021, CIBC reported net income of $6.4 billion and adjusted net income(1) of $6.7 billion, compared with reported net income of $3.8 billion and adjusted net income(1) of $4.4 billion for 2020.

The following table summarizes our performance in 2021 against our key financial measures and targets, set over the medium term, which we define as three to five years, assuming a normal business environment and credit cycle.

Financial Measure	Target (4)	2021 Reported Results	2021 Adjusted Results (1)

Diluted EPS growth	5% to 10% annually	$13.93, up 69% from 2020	$14.47, up 49% from 2020

ROE (2)	15% +	16.1%	16.7%

Operating leverage (2)	Positive	5.3%, an increase of 930 basis points from 2020	0.7%, an increase of 130 basis points from 2020

CET1 ratio (2)	Strong buffer to regulatory minimum	12.4%

Dividend payout ratio (2)	40% to 50%	41.8%	40.3%

Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 91.9% S&P/TSX Composite Banks Index – 80.4%
(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.
(3)

Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management, and communication costs. These items are recognized in Canadian Personal and Business Banking.

(4)	Based on adjusted results. Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.

Core business performance

F2021 Financial Highlights

(C$ million)	F2021	F2020	YoY Variance
Canadian Personal and Business Banking (1)
Reported Net Income	$2,494	$1,785	up 40%
Adjusted Net Income (2)	$2,503	$1,791	up 40%
Pre-provision, pre-tax earnings (2)	$3,736	$3,614	up 3%
Adjusted pre-provision, pre-tax earnings (2)	$3,748	$3,622	up 3%

Canadian Commercial Banking and Wealth Management
Reported Net Income	$1,665	$1,202	up 39%
Adjusted Net Income (2)	$1,665	$1,203	up 38%
Pre-provision, pre-tax earnings (2)	$2,227	$1,942	up 15%
Adjusted pre-provision, pre-tax earnings (2)	$2,227	$1,943	up 15%

U.S. Commercial Banking and Wealth Management (1)
Reported Net Income	$926	$375	up 147%
Adjusted Net Income (2)	$976	$436	up 124%
Pre-provision, pre-tax earnings (2)	$1,073	$917	up 17%
Adjusted pre-provision, pre-tax earnings (2)	$1,141	$1,000	up 14%

Capital Markets (1)
Reported Net Income	$1,857	$1,308	up 42%
Adjusted Net Income (2)	$1,857	$1,308	up 42%
Pre-provision, pre-tax earnings (2)	$2,403	$2,124	up 13%
Adjusted pre-provision, pre-tax earnings (2)	$2,403	$2,124	up 13%
(1)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.
(2)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2021, CIBC maintained its capital strength and sound risk management practices:

●	Capital ratios were strong, with a Basel III CET1 ratio(1) of 12.4% as noted above, and Tier 1(1) and Total capital ratios(1) of 14.1% and 16.2%, respectively, at October 31, 2021;
●	Market risk, as measured by average Value-at-Risk, was $7.6 million in 2021 compared with $8.5 million in 2020;
●	We continued to have solid credit performance, with a loan loss ratio(1) of 16 basis points compared with 26 basis points in 2020;
●	Liquidity Coverage Ratio(1) was 127% for the three months ended October 31, 2021; and
●	Leverage Ratio(1) was 4.7% at October 31, 2021.

CIBC announced an increase in its quarterly common share dividend from $1.46 per share to $1.61 per share for the quarter ending January 31, 2022.

Today we announced our intention to purchase for cancellation up to 10 million common shares, or approximately 2.2% of our outstanding common shares under a new normal course issuer bid, subject to the approval of the Toronto Stock Exchange.

(1)	For additional information on the composition of these specified financial measures, see the “Fourth quarter financial highlights” section.

Credit quality

Provision for credit losses was $78 million for the fourth quarter, down $213 million or 73% from the same quarter last year. The current quarter included a provision reversal on performing loans of $34 million, while the same quarter last year included a provision for credit losses of $113 million. Provision for credit losses on impaired loans was down $66 million as the prior year quarter was adversely impacted by the COVID-19 pandemic.

CIBC Fourth Quarter 2021 News Release	2

Making a difference in our Communities

We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter, we further strengthened our communities through the following initiatives:

•

Supported cancer research and care as Team CIBC participated in the annual Ride to Conquer Cancer and Weekend to Conquer Cancer benefitting the Princess Margaret Cancer Foundation, and celebrated our 25th anniversary as title partner of the CIBC Run for the Cure as we worked with the Canadian Cancer Society to support innovative breast cancer research and support programs.

•

Recognized the inaugural National Day for Truth and Reconciliation and announced initiatives supporting economic prosperity for Indigenous peoples in Canada. We announced further commitments to our newly launched Reconciliation Framework and donated $50,000 to the Orange Shirt Society, an organization working to support Survivors of the residential school system in Canada.

•

CIBC and the BlackNorth Initiative announced that applications are now being accepted for the Youth Accelerator, in partnership with BGC Canada, that will provide students from the Black community $50,000 over four years for tuition, mentorship, financial education and opportunities to secure paid internships or co-ops.

•

Together with our clients and team members, we responded to several global crises including donations to earthquake relief in Haiti, relief efforts following Hurricane Ida, clean drinking water for Iqaluit, and immediate aid to vulnerable groups in Afghanistan, including support for the evacuation and resettlement of Afghan women and families landing in Canada, and journalists fleeing persecution.

In 2021, corporate and employee giving to more than 4,000 charities was $132.7 million(1), while employee volunteering totalled more than 99,000 hours.

Subsequent to the end of the quarter, we announced the CIBC Foundation, which will serve our commitment to advance inclusion for a more equitable society and help make ambitions real for communities. To support this goal, we have made donations totalling $70 million in fiscal 2021 to launch the foundation, with plans to grow to $155 million over time.

(1)	Includes corporate giving, including $70 million to CIBC Foundation, corporate sponsorships and employee giving and fundraising.

CIBC Fourth Quarter 2021 News Release	3

Fourth quarter financial highlights

				As at or for the three months ended				As at or for the twelve months ended
	Unaudited	2021 Oct. 31		2021 Jul. 31		2020 Oct. 31		2021 Oct. 31	2020 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,980		$2,893		$2,792		$11,459	$11,044
	Non-interest income	2,084		2,163		1,808		8,556	7,697
	Total revenue	5,064		5,056		4,600		20,015	18,741
	Provision for (reversal of) credit losses	78		(99)		291		158	2,489
	Non-interest expenses	3,135		2,918		2,891		11,535	11,362
	Income before income taxes	1,851		2,237		1,418		8,322	4,890
	Income taxes	411		507		402		1,876	1,098
	Net income	$1,440		$1,730		$1,016		$6,446	$3,792
	Net income attributable to non-controlling interests	4		5		1		17	2
	Preferred shareholders and other equity instrument holders	47		30		30		158	122
	Common shareholders	1,389		1,695		985		6,271	3,668
	Net income attributable to equity shareholders	$1,436		$1,725		$1,015		$6,429	$3,790
	Financial measures
	Reported efficiency ratio (1)	61.9%		57.7%		62.9%		57.6%	60.6%
	Reported operating leverage (1)	1.7%		(0.6	) %	(5.5	) %	5.3%	(4.0	) %
	Loan loss ratio (2)	0.10%		0.10%		0.17%		0.16%	0.26%
	Reported return on common shareholders’ equity (1)(3)	13.4%		17.1%		10.7%		16.1%	10.0%
	Net interest margin (1)	1.41%		1.42%		1.43%		1.42%	1.50%
	Net interest margin on average interest-earning assets (4)(5)	1.58%		1.60%		1.60%		1.59%	1.69%
	Return on average assets (5)(6)	0.68%		0.85%		0.52%		0.80%	0.52%
	Return on average interest-earning assets (4)(5)(6)	0.77%		0.96%		0.58%		0.89%	0.58%
	Reported effective tax rate	22.2%		22.7%		28.3%		22.5%	22.5%
Common share information
Per share ($)	- basic earnings	$3.08		$3.77		$2.21		$13.97	$8.23
	- reported diluted earnings	3.07		3.76		2.20		13.93	8.22
	- dividends	1.46		1.46		1.46		5.84	5.82
	- book value (7)	91.66		90.06		84.05		91.66	84.05
Closing share price ($)		150.17		145.07		99.38		150.17	99.38
Shares outstanding (thousands)	- weighted-average basic	450,469		449,590		446,321		448,953	445,435
	- weighted-average diluted	452,028		451,148		446,877		450,183	446,021
	- end of period	450,828		450,082		447,085		450,828	447,085
Market capitalization ($ millions)		$67,701		$65,293		$44,431		$67,701	$44,431
	Value measures
	Total shareholder return	4.55%		14.68%		8.74%		58.03%	(5.90	) %
	Dividend yield (based on closing share price)	3.9%		4.0%		5.8%		3.9%	5.9%
	Reported dividend payout ratio (1)	47.3%		38.7%		66.2%		41.8%	70.7%
	Market value to book value ratio	1.64		1.61		1.18		1.64	1.18
	Selected financial measures - adjusted (8)
	Adjusted efficiency ratio (9)	57.8%		55.1%		56.4%		55.4%	55.8%
	Adjusted operating leverage (9)	(2.8	) %	(0.6	) %	(0.7	) %	0.7%	(0.6	) %
	Adjusted return on common shareholders’ equity (3)	14.7%		17.9%		13.5%		16.7%	11.7%
	Adjusted effective tax rate	22.5%		22.8%		24.5%		22.7%	21.8%
	Adjusted diluted earnings per share	$3.37		$3.93		$2.79		$14.47	$9.69
	Adjusted dividend payout ratio	43.2%		37.0%		52.2%		40.3%	60.0%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$218,398		$207,774		$211,564		$218,398	$211,564
	Loans and acceptances, net of allowance for credit losses	462,879		449,167		416,388		462,879	416,388
	Total assets	837,683		806,067		769,551		837,683	769,551
	Deposits	621,158		602,969		570,740		621,158	570,740
	Common shareholders’ equity (1)	41,323		40,533		37,579		41,323	37,579
	Average assets (5)	835,931		806,768		778,933		809,621	735,492
	Average interest-earning assets (4)(5)	747,009		718,403		692,465		721,686	654,142
	Average common shareholders’ equity (1)(5)	40,984		39,263		36,762		38,881	36,792
	Assets under administration (AUA) (1)(10)(11)(12)	2,963,221		2,982,469		2,364,005		2,963,221	2,364,005
	Assets under management (AUM) (1)(11)(12)	316,834		310,560		261,037		316,834	261,037
	Balance sheet quality and liquidity measures (13)
	Risk-weighted assets (RWA) ($ millions)	$272,814		$268,999		$254,871		$272,814	$254,871
	CET1 ratio (14)	12.4%		12.3%		12.1%		12.4%	12.1%
	Tier 1 capital ratio (14)	14.1%		13.7%		13.6%		14.1%	13.6%
	Total capital ratio (14)	16.2%		16.0%		16.1%		16.2%	16.1%
	Leverage ratio	4.7%		4.6%		4.7%		4.7%	4.7%
	Liquidity coverage ratio (LCR) (15)	127%		126%		145%		n/a	n/a
	Other information
	Full-time equivalent employees	45,282		44,904		43,853		45,282	43,853
(1)

Certain additional disclosures on the composition of these specified financial measures have been incorporated by reference and can be found in the “Glossary” section on pages 100 to 102 of our 2021 Annual Report, available on SEDAR at www.sedar.com.

(2)	The ratio is calculated as the provision for (reversal of) credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Annualized.
(4)

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

(5)	Average balances are calculated as a weighted average of daily closing balances.
(6)	Net income expressed as a percentage of average assets or average interest-earning assets.
(7)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(8)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(9)	Calculated on a taxable equivalent basis (TEB).
(10)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,341.1 billion (July 31, 2021: $2,380.2 billion; October 31, 2020: $1,861.5 billion).

(11)	AUM amounts are included in the amounts reported under AUA.
(12)	Certain prior period information was restated in the second quarter of 2021.
(13)

RWA and our capital ratios are calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections on pages 32 and 72, respectively, of our 2021 Annual Report.

(14)

Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.

(15)	Average for the three months ended for each respective period.
n/a	Not applicable.

CIBC Fourth Quarter 2021 News Release	4

Review of Canadian Personal and Business Banking fourth quarter results

$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31	(1)
Revenue	$2,128	$2,056	$1,997
Provision for (reversal of) credit losses
Impaired	87	82	88
Performing	77	(15)	33
Total provision for credit losses	164	67	121
Non-interest expenses	1,152	1,118	1,076
Income before income taxes	812	871	800
Income taxes	215	229	210
Net income	$597	$642	$590
Net income attributable to:
Equity shareholders	$597	$642	$590
Efficiency ratio	54.1%	54.4%	53.9%
Operating leverage	(0.4)%	3.4%	(4.2	) %
Return on equity (2)	35.9%	38.6%	36.1%
Average allocated common equity (2)	$6,608	$6,595	$6,509
Full-time equivalent employees	12,629	12,578	12,437

Net income for the quarter was $597 million, up $7 million from the fourth quarter of 2020. Adjusted pre-provision, pre-tax earnings(2) were $988 million, up $65 million from the fourth quarter of 2020, due to higher revenue partially offset by higher expenses.

Revenue of $2,128 million was up $131 million from the fourth quarter of 2020, primarily due to strong volume growth and higher non-interest income, partially offset by lower product spreads.

Provision for credit losses of $164 million was up $43 million from the fourth quarter of 2020, due to a higher provision for credit losses on performing loans mainly as a result of model parameter updates.

Non-interest expenses of $1,152 million were up $76 million from the fourth quarter of 2020 due to higher spending on strategic initiatives and higher performance-based compensation.

(1)   Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.

(2)   This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

Review of Canadian Commercial Banking and Wealth Management fourth quarter results
$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31
Revenue
Commercial banking	$489	$475	$409
Wealth management	751	732	619
Total revenue	1,240	1,207	1,028
Provision for (reversal of) credit losses
Impaired	6	(11)	21
Performing	(11)	(38)	4
Total provision for (reversal of) credit losses	(5)	(49)	25
Non-interest expenses	646	617	540
Income before income taxes	599	639	463
Income taxes	157	169	123
Net income	$442	$470	$340
Net income attributable to:
Equity shareholders	$442	$470	$340
Efficiency ratio	52.0%	51.2%	52.5%
Operating leverage	1.1%	0.2%	(1.5)%
Return on equity (1)	24.9%	27.2%	20.7%
Average allocated common equity (1)	$7,039	$6,863	$6,551
Full-time equivalent employees	5,241	5,256	4,984

Net income for the quarter was $442 million, up $102 million from the fourth quarter of 2020. Adjusted pre-provision, pre-tax earnings(1) were $594 million, up $105 million from the fourth quarter of 2020, due to higher revenue partially offset by higher expenses.

Revenue of $1,240 million was up $212 million from the fourth quarter of 2020, driven mainly by volume growth reflecting market appreciation and record net sales, as well as higher commissions in wealth management. Revenue increased in commercial banking due to volume growth in loans and deposits, and higher credit fees from increased client transactional activity.

Provision for credit losses was a reversal of $5 million due to a favourable change in economic conditions as well as our economic outlook, compared with a provision for credit losses of $25 million in the fourth quarter of 2020, reflective of an increased provision on one fraud-related impairment and a higher provision on impaired loans in the retail and wholesale sectors.

Non-interest expenses of $646 million were up $106 million from the fourth quarter of 2020, primarily due to higher performance-based compensation.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2021 News Release	5

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in Canadian dollars

$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31 (1)
Revenue
Commercial banking	$366	$350	$362
Wealth management	196	189	157
Total revenue (2)	562	539	519
Provision for (reversal of) credit losses
Impaired	8	25	55
Performing	(59)	(82)	27
Total provision for (reversal of) credit losses	(51)	(57)	82
Non-interest expenses	296	274	267
Income before income taxes	317	322	170
Income taxes	61	56	35
Net income	$256	$266	$135
Net income attributable to:
Equity shareholders	$256	$266	$135
Efficiency ratio	52.5%	50.9%	51.7%
Return on equity (3)	11.2%	12.1%	5.9%
Average allocated common equity (3)	$9,085	$8,738	$9,127
Full-time equivalent employees	2,170	2,155	2,085

Review of U.S. Commercial Banking and Wealth Management fourth quarter results in U.S. dollars
$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31 (1)
Revenue
Commercial banking	$293	$284	$272
Wealth management	155	154	120
Total revenue (2)	448	438	392
Provision for (reversal of) credit losses
Impaired	7	19	41
Performing	(47)	(65)	20
Total provision for (reversal of) credit losses	(40)	(46)	61
Non-interest expenses	235	223	203
Income before income taxes	253	261	128
Income taxes	49	45	26
Net income	$204	$216	$102
Net income attributable to:
Equity shareholders	$204	$216	$102
Operating leverage	(1.9)%	3.8%	12.0%

Net income for the quarter was $256 million (US$204 million), up $121 million (up US$102 million) from the fourth quarter of 2020. Adjusted pre-provision, pre-tax earnings(3) were $282 million (US$226 million), up $13 million (up US$24 million) from the fourth quarter of 2020, due to higher revenue partially offset by higher expenses.

Revenue of US$448 million was up US$56 million from the fourth quarter of 2020, primarily due to higher loan and deposit volumes and strong growth in asset management fees.

Provision for credit losses was a reversal of US$40 million due to a favourable change in economic conditions as well as our economic outlook, compared with a provision of US$61 million in the fourth quarter of 2020. The same quarter last year reflects a higher provision on performing loans as a result of an unfavourable change in our economic outlook, and a higher provision in the real estate and construction, and manufacturing sectors.

Non-interest expenses of US$235 million were up US$32 million from the fourth quarter of 2020, primarily due to higher employee-related compensation and higher expenses related to investments in the business and infrastructure.

(1)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.
(2)

Included $3 million (US$3 million) of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, for the quarter ended October 31, 2021 (July 31, 2021: $3 million (US$2 million); October 31, 2020: $5 million (US$4 million)).

(3)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2021 News Release	6

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31 (1)
Revenue
Global markets	$420	$503	$427
Corporate and investment banking	382	428	322
Direct financial services	210	209	185
Total revenue (2)	1,012	1,140	934
Provision for (reversal of) credit losses
Impaired	-	(18)	20
Performing	(34)	(42)	(3)
Total provision for (reversal of) credit losses	(34)	(60)	17
Non-interest expenses	528	529	458
Income before income taxes	518	671	459
Income taxes (2)	140	180	149
Net income	$378	$491	$310
Net income attributable to:
Equity shareholders	$378	$491	$310
Efficiency ratio	52.2%	46.4%	49.0%
Operating leverage	(7.2)%	(9.0)%	7.8%
Return on equity (3)	19.7%	26.6%	17.8%
Average allocated common equity (3)	$7,632	$7,331	$6,926
Full-time equivalent employees	2,225	2,259	1,912

Reported net income for the quarter was $378 million, compared with reported net income of $310 million for the fourth quarter of 2020. Adjusted pre- provision, pre-tax earnings(3) were up $8 million or 2% from the fourth quarter of 2020, due to higher revenue partially offset by higher expenses.

Revenue of $1,012 million was up $78 million from the fourth quarter of 2020. In global markets, revenue decreased due to lower fixed income and commodities trading, partially offset by higher foreign exchange and equities trading revenue. In corporate and investment banking, revenue increased driven by higher equity and debt underwriting activity, higher advisory revenue and higher corporate banking revenue.

Provision for credit losses was a reversal of $34 million due to a favourable change in economic conditions as well as our economic outlook, compared with a provision of $17 million in the fourth quarter of 2020, reflective of a higher provision on impaired loans in the oil and gas sector.

Non-interest expenses of $528 million were up $70 million from the fourth quarter of 2020, primarily due to higher employee-related compensation and higher spending on strategic initiatives.

(1) Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.

(2)   Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended October 31, 2021 (July 31, 2021: $51 million; October 31, 2020: $37 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3) This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31 (1)
Revenue
International banking	$180	$165	$178
Other	(58)	(51)	(56)
Total revenue (2)	122	114	122
Provision for (reversal of) credit losses
Impaired	11	30	(6)
Performing	(7)	(30)	52
Total provision for credit losses	4	—	46
Non-interest expenses	513	380	550
Loss before income taxes	(395)	(266)	(474)
Income taxes (2)	(162)	(127)	(115)
Net loss	$(233)	$(139)	$(359)
Net income (loss) attributable to:
Non-controlling interests	$4	$5	$1
Equity shareholders	(237)	(144)	(360)
Full-time equivalent employees	23,017	22,656	22,435

Net loss for the quarter was $233 million, compared with a net loss of $359 million for the fourth quarter of 2020. Adjusted pre-provision, pre-tax losses(3) were up $69 million or 41% from the fourth quarter of 2020, due to higher expenses.

Revenue of $122 million was comparable with the fourth quarter of 2020. Higher U.S. dollar revenue in CIBC FirstCaribbean driven by higher fees and volume growth, and higher treasury revenue were offset by the impact of foreign exchange translation and lower product margins.

Provision for credit losses was $4 million, down $42 million from the fourth quarter of 2020, due to a lower provision on performing loans, partially offset by a higher provision on impaired loans due to the impact of the COVID-19 pandemic in CIBC FirstCaribbean.

Non-interest expenses of $513 million were down $37 million from the fourth quarter of 2020. Adjusted non-interest expenses(3) of $361 million were up $69 million from the fourth quarter of 2020, primarily due to higher corporate support costs.

Income tax benefit was up $47 million from the fourth quarter of 2020, as that quarter included a goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, which was not deductible for tax purposes.

(1)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.
(2)

Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended October 31, 2021 (July 31, 2021: $51 million; October 31, 2020: $37 million).

(3)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2021 News Release	7

Consolidated balance sheet

$ millions, as at October 31	2021	2020
ASSETS
Cash and non-interest-bearing deposits with banks	$34,573	$43,531
Interest-bearing deposits with banks	22,424	18,987
Securities	161,401	149,046
Cash collateral on securities borrowed	12,368	8,547
Securities purchased under resale agreements	67,572	65,595
Loans
Residential mortgages	251,526	221,165
Personal	41,897	42,222
Credit card	11,134	11,389
Business and government	150,213	135,546
Allowance for credit losses	(2,849)	(3,540)
	451,921	406,782
Other
Derivative instruments	35,912	32,730
Customers’ liability under acceptances	10,958	9,606
Property and equipment	3,286	2,997
Goodwill	4,954	5,253
Software and other intangible assets	2,029	1,961
Investments in equity-accounted associates and joint ventures	658	658
Deferred tax assets	402	650
Other assets	29,225	23,208
	87,424	77,063
	$837,683	$769,551

LIABILITIES AND EQUITY
Deposits
Personal	$213,932	$202,152
Business and government	344,388	311,426
Bank	20,246	17,011
Secured borrowings	42,592	40,151
	621,158	570,740
Obligations related to securities sold short	22,790	15,963
Cash collateral on securities lent	2,463	1,824
Obligations related to securities sold under repurchase agreements	71,880	71,653
Other
Derivative instruments	32,101	30,508
Acceptances	10,961	9,649
Deferred tax liabilities	38	33
Other liabilities	24,923	22,134
	68,023	62,324
Subordinated indebtedness	5,539	5,712
Equity
Preferred shares and other equity instruments	4,325	3,575
Common shares	14,351	13,908
Contributed surplus	110	117
Retained earnings	25,793	22,119
Accumulated other comprehensive income (AOCI)	1,069	1,435
Total shareholders’ equity	45,648	41,154
Non-controlling interests	182	181
Total equity	45,830	41,335
	$837,683	$769,551

CIBC Fourth Quarter 2021 News Release	8

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2021 Oct. 31	2021 Jul. 31	2020 Oct. 31	2021 Oct. 31	2020 Oct. 31
Interest income (1)
Loans	$3,103	$3,042	$3,099	$12,150	$13,863
Securities	527	516	572	2,141	2,568
Securities borrowed or purchased under resale agreements	75	75	87	319	842
Deposits with banks	32	27	42	131	249
	3,737	3,660	3,800	14,741	17,522
Interest expense
Deposits	612	618	822	2,651	5,326
Securities sold short	61	57	59	236	254
Securities lent or sold under repurchase agreements	42	40	71	208	656
Subordinated indebtedness	29	30	36	122	159
Other	13	22	20	65	83
	757	767	1,008	3,282	6,478
Net interest income	2,980	2,893	2,792	11,459	11,044
Non-interest income
Underwriting and advisory fees	151	197	103	713	468
Deposit and payment fees	216	199	186	797	781
Credit fees	295	292	265	1,152	1,020
Card fees	125	108	105	460	410
Investment management and custodial fees	441	417	357	1,621	1,382
Mutual fund fees	469	452	402	1,772	1,586
Insurance fees, net of claims	87	93	95	358	386
Commissions on securities transactions	101	102	83	426	362
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	82	134	86	607	694
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	22	10	4	90	9
Foreign exchange other than trading	50	79	45	276	234
Income from equity-accounted associates and joint ventures	11	12	12	55	79
Other	34	68	65	229	286
	2,084	2,163	1,808	8,556	7,697
Total revenue	5,064	5,056	4,600	20,015	18,741
Provision for (reversal of) credit losses	78	(99)	291	158	2,489
Non-interest expenses
Employee compensation and benefits	1,669	1,619	1,371	6,450	6,259
Occupancy costs	327	202	321	916	944
Computer, software and office equipment	552	504	516	2,030	1,939
Communications	76	76	72	318	308
Advertising and business development	87	55	71	237	271
Professional fees	95	78	53	277	203
Business and capital taxes	28	25	30	111	117
Other	301	359	457	1,196	1,321
	3,135	2,918	2,891	11,535	11,362
Income before income taxes	1,851	2,237	1,418	8,322	4,890
Income taxes	411	507	402	1,876	1,098
Net income	$1,440	$1,730	$1,016	$6,446	$3,792
Net income attributable to non-controlling interests	$4	$5	$1	$17	$2
Preferred shareholders and other equity instrument holders	$47	$30	$30	$158	$122
Common shareholders	1,389	1,695	985	6,271	3,668
Net income attributable to equity shareholders	$1,436	$1,725	$1,015	$6,429	$3,790
Earnings per share (in dollars)
Basic	$3.08	$3.77	$2.21	$13.97	$8.23
Diluted	3.07	3.76	2.20	13.93	8.22
Dividends per common share (in dollars)	1.46	1.46	1.46	5.84	5.82
(1)	Interest income included $3.4 billion for the quarter ended October 31, 2021 (July 31, 2021: $3.3 billion; October 31, 2020: $3.3 billion) calculated based on the effective interest rate method.

CIBC Fourth Quarter 2021 News Release	9

Consolidated statement of comprehensive income

	For the three			For the twelve
	months ended			months ended
	2021	2021	2020	2021	2020
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Net income	$1,440	$1,730	$1,016	$6,446	$3,792
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(301)	546	(187)	(2,610)	382
Net gains (losses) on hedges of investments in foreign operations	172	(318)	103	1,495	(202)
	(129)	228	(84)	(1,115)	180
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(33)	(1)	5	(50)	254
Net (gains) losses reclassified to net income	(15)	(9)	(5)	(66)	(22)
	(48)	(10)	-	(116)	232
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(187)	211	32	178	142
Net (gains) losses reclassified to net income	32	(161)	(62)	(315)	19
	(155)	50	(30)	(137)	161
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	254	137	147	917	80
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	17	10	(8)	12	(56)
Net gains (losses) on equity securities designated at FVOCI	30	25	25	100	50
	301	172	164	1,029	74

Total OCI (1)	(31)	440	50	(339)	647
Comprehensive income	$1,409	$2,170	$1,066	$6,107	$4,439
Comprehensive income attributable to non-controlling interests	$4	$5	$1	$17	$2
Preferred shareholders and other equity instrument holders	$47	$30	$30	$158	$122
Common shareholders	1,358	2,135	1,035	5,932	4,315
Comprehensive income attributable to equity shareholders	$1,405	$2,165	$1,065	$6,090	$4,437

(1)  Includes $9 million of losses for the quarter ended October 31, 2021 (July 31, 2021: $3 million of losses; October 31, 2020: $1 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three			For the twelve
	months ended			months ended
	2021	2021	2020	2021	2020
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$11	$(19)	$1	$45	$42
Net gains (losses) on hedges of investments in foreign operations	(10)	18	(3)	(53)	(46)
	1	(1)	(2)	(8)	(4)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	5	(3)	(7)	(11)	(59)
Net (gains) losses reclassified to net income	5	3	1	23	7
	10	-	(6)	12	(52)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	66	(75)	(12)	(64)	(51)
Net (gains) losses reclassified to net income	(11)	57	22	112	(7)
	55	(18)	10	48	(58)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(74)	(49)	(42)	(311)	(19)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(6)	(3)	4	(4)	20
Net gains (losses) on equity securities designated at FVOCI	(10)	(9)	(9)	(34)	(17)
	(90)	(61)	(47)	(349)	(16)

	$(24)	$(80)	$(45)	$(297)	$(130)

CIBC Fourth Quarter 2021 News Release	10

Consolidated statement of changes in equity

	For the three			For the twelve
	months ended			months ended
	2021	2021	2020	2021	2020
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Preferred shares and other equity instruments
Balance at beginning of period	$3,575	$3,575	$2,825	$3,575	$2,825
Issue of preferred shares and limited recourse capital notes	750	-	750	750	750
Balance at end of period	$4,325	$3,575	$3,575	$4,325	$3,575
Common shares
Balance at beginning of period	$14,252	$14,130	$13,800	$13,908	$13,591
Issue of common shares	99	124	89	458	371
Purchase of common shares for cancellation	-	-	-	-	(68)
Treasury shares	-	(2)	19	(15)	14
Balance at end of period	$14,351	$14,252	$13,908	$14,351	$13,908
Contributed surplus
Balance at beginning of period	$117	$119	$122	$117	$125
Compensation expense arising from equity-settled share-based awards	2	3	3	19	14
Exercise of stock options and settlement of other equity-settled share-based awards	(14)	(6)	(8)	(43)	(20)
Other	5	1	-	17	(2)
Balance at end of period	$110	$117	$117	$110	$117
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	n/a	n/a	$20,972
Impact of adopting IFRS 16 at November 1, 2019	n/a	n/a	n/a	n/a	148
Balance at beginning of period after accounting policy changes	$25,055	$24,003	$21,726	$22,119	21,120
Net income attributable to equity shareholders	1,436	1,725	1,015	6,429	3,790
Dividends and distributions
Preferred and other equity instruments	(47)	(30)	(30)	(158)	(122)
Common	(657)	(657)	(652)	(2,622)	(2,592)
Premium on purchase of common shares for cancellation	-	-	-	-	(166)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	9	14	62	27	93
Other	(3)	-	(2)	(2)	(4)
Balance at end of period	$25,793	$25,055	$22,119	$25,793	$22,119
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$187	$(41)	$1,257	$1,173	$993
Net change in foreign currency translation adjustments	(129)	228	(84)	(1,115)	180
Balance at end of period	$58	$187	$1,173	$58	$1,173
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$241	$251	$309	$309	$77
Net change in securities measured at FVOCI	(48)	(10)	-	(116)	232
Balance at end of period	$193	$241	$309	$193	$309
Net gains (losses) on cash flow hedges
Balance at beginning of period	$292	$242	$304	$274	$113
Net change in cash flow hedges	(155)	50	(30)	(137)	161
Balance at end of period	$137	$292	$274	$137	$274
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$380	$243	$(430)	$(283)	$(363)
Net change in post-employment defined benefit plans	254	137	147	917	80
Balance at end of period	$634	$380	$(283)	$634	$(283)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(45)	$(55)	$(32)	$(40)	$16
Net change attributable to changes in credit risk	17	10	(8)	12	(56)
Balance at end of period	$(28)	$(45)	$(40)	$(28)	$(40)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$54	$43	$39	$2	$45
Net gains (losses) on equity securities designated at FVOCI	30	25	25	100	50
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(9)	(14)	(62)	(27)	(93)
Balance at end of period	$75	$54	$2	$75	$2
Total AOCI, net of income tax	$1,069	$1,109	$1,435	$1,069	$1,435
Non-controlling interests
Balance at beginning of period	$177	$170	$179	$181	$186
Net income attributable to non-controlling interests	4	5	1	17	2
Dividends	(6)	(1)	(2)	(9)	(15)
Other	7	3	3	(7)	8
Balance at end of period	$182	$177	$181	$182	$181
Equity at end of period	$45,830	$44,285	$41,335	$45,830	$41,335
n/a Not applicable.

CIBC Fourth Quarter 2021 News Release	11

Consolidated statement of cash flows

	For the three			For the twelve
	months ended			months ended
	2021	2021	2020	2021	2020
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,440	$1,730	$1,016	$6,446	$3,792
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for (reversal of) credit losses	78	(99)	291	158	2,489
Amortization and impairment (1)	287	244	536	1,017	1,311
Stock options and restricted shares expense	2	3	3	19	14
Deferred income taxes	(11)	(44)	(16)	(41)	(228)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(22)	(10)	(4)	(90)	(9)
Net losses (gains) on disposal of land, buildings and equipment	-	-	-	-	4
Other non-cash items, net	470	(55)	14	927	(767)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,362)	211	64	(3,437)	(5,468)
Loans, net of repayments	(14,462)	(17,188)	(2,256)	(46,883)	(18,891)
Deposits, net of withdrawals	18,948	25,466	3,775	47,521	82,120
Obligations related to securities sold short	975	1,546	(263)	6,827	328
Accrued interest receivable	(170)	77	(179)	46	97
Accrued interest payable	114	(249)	109	(419)	(238)
Derivative assets	(1,546)	973	10,715	(3,172)	(8,832)
Derivative liabilities	2,797	(4,855)	(12,386)	1,582	5,184
Securities measured at FVTPL	(191)	791	(1,868)	(9,552)	(8,296)
Other assets and liabilities measured/designated at FVTPL	6,081	(2,364)	975	7,277	1,563
Current income taxes	37	290	(221)	543	1,287
Cash collateral on securities lent	(1,148)	406	260	639	2
Obligations related to securities sold under repurchase agreements	1,533	1,752	6,678	(2,248)	19,852
Cash collateral on securities borrowed	928	(1,723)	(1,335)	(3,821)	(4,883)
Securities purchased under resale agreements	(4,662)	196	(10,747)	(1,977)	(9,394)
Other, net (2)	(812)	136	1,983	(4,694)	(270)
	8,304	7,234	(2,856)	(3,332)	60,767
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	1,000	1,000
Redemption/repurchase/maturity of subordinated indebtedness	-	-	(33)	(1,008)	(33)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	748	-	747	748	747
Issue of common shares for cash	51	86	4	284	163
Purchase of common shares for cancellation	-	-	-	-	(234)
Net sale (purchase) of treasury shares	-	(2)	19	(15)	14
Dividends and distributions paid	(670)	(655)	(650)	(2,649)	(2,571)
Repayment of lease liabilities	(82)	(75)	(78)	(305)	(307)
	47	(646)	9	(1,945)	(1,221)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(15,249)	(12,641)	(10,056)	(49,896)	(54,075)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	5,748	3,978	2,346	23,917	11,883
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	5,780	5,555	4,968	23,312	23,093
Net sale (purchase) of property, equipment, software and other intangibles (2)	(270)	(210)	(238)	(839)	(781)
	(3,991)	(3,318)	(2,980)	(3,506)	(19,880)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(21)	40	(13)	(175)	25
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	4,339	3,310	(5,840)	(8,958)	39,691
Cash and non-interest-bearing deposits with banks at beginning of period	30,234	26,924	49,371	43,531	3,840
Cash and non-interest-bearing deposits with banks at end of period (3)	$34,573	$30,234	$43,531	$34,573	$43,531
Cash interest paid	$643	$1,016	$899	$3,701	$6,716
Cash interest received	3,363	3,545	3,401	13,890	16,774
Cash dividends received	204	192	220	897	845
Cash income taxes paid	385	261	639	1,374	39

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Restated from amounts previously presented.
(3)	Includes restricted cash of $446 million (July 31, 2021: $498 million; October 31, 2020: $463 million) and interest-bearing demand deposits with Bank of Canada.

CIBC Fourth Quarter 2021 News Release	12

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section on page 15 of our 2021 Annual Report available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

		For the three		For the twelve
		months ended		months ended
	2021	2021	2020	2021	2020
$ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Operating results – reported
Total revenue	$5,064	$5,056	$4,600	$20,015	$18,741
Provision for (reversal of) credit losses	78	(99)	291	158	2,489
Non-interest expenses	3,135	2,918	2,891	11,535	11,362
Income before income taxes	1,851	2,237	1,418	8,322	4,890
Income taxes	411	507	402	1,876	1,098
Net income	1,440	1,730	1,016	6,446	3,792
Net income attributable to non-controlling interests	4	5	1	17	2
Net income attributable to equity shareholders	1,436	1,725	1,015	6,429	3,790
Diluted EPS ($)	$3.07	$3.76	$2.20	$13.93	$8.22
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets (2)	$(19)	$(20)	$(23)	$(79)	$(105)
Transaction and integration-related costs (3)	(12)	-	-	(12)	-
Charge related to the consolidation of our real estate portfolio	(109)	-	(114)	(109)	(114)
Gain as a result of plan amendments related to pension and other post-employment plans	-	-	79	-	79
Restructuring charge (4)	-	-	-	-	(339)
Goodwill impairment (5)	-	-	(220)	-	(248)
Increase in legal provisions (6)	(40)	(85)	-	(125)	(70)
Impact of items of note on non-interest expenses	(180)	(105)	(278)	(325)	(797)
Total pre-tax impact of items of note on net income	180	105	278	325	797
Amortization of acquisition-related intangible assets (2)	4	5	5	19	25
Transaction and integration-related costs (3)	3	-	-	3	-
Charge related to the consolidation of our real estate portfolio	29	-	30	29	30
Gain as a result of plan amendments related to pension and other post-employment plans	-	-	(21)	-	(21)
Restructuring charge (4)	-	-	-	-	89
Increase in legal provisions (6)	11	22	-	33	19
Impact of items of note on income taxes	47	27	14	84	142
Total after-tax impact of items of note on net income	133	78	264	241	655
Impact of items of note on diluted EPS ($)	$0.30	$0.17	$0.59	$0.54	$1.47
Operating results – adjusted (7)
Total revenue – adjusted (8)	$5,064	$5,056	$4,600	$20,015	$18,741
Provision for (reversal of) credit losses – adjusted	78	(99)	291	158	2,489
Non-interest expenses – adjusted	2,955	2,813	2,613	11,210	10,565
Income before income taxes – adjusted	2,031	2,342	1,696	8,647	5,687
Income taxes – adjusted	458	534	416	1,960	1,240
Net income – adjusted	1,573	1,808	1,280	6,687	4,447
Net income attributable to non-controlling interests – adjusted	4	5	1	17	2
Net income attributable to equity shareholders – adjusted	1,569	1,803	1,279	6,670	4,445
Adjusted diluted EPS ($)	$3.37	$3.93	$2.79	$14.47	$9.69
(1) Items of note are removed from reported results to calculate adjusted results.
(2) Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$-	$-	$(2)	$-	$ (8)
Canadian Personal and Business Banking (after-tax)	-	-	(1)	-	(6)
Canadian Commercial Banking and Wealth Management (pre-tax)	-	-	(1)	-	(1)
Canadian Commercial Banking and Wealth Management (after-tax)	-	-	(1)	-	(1)
U.S. Commercial Banking and Wealth Management (pre-tax)	(16)	(17)	(17)	(68)	(83)
U.S. Commercial Banking and Wealth Management (after-tax)	(12)	(13)	(13)	(50)	(61)
Corporate and Other (pre-tax)	(3)	(3)	(3)	(11)	(13)
Corporate and Other (after-tax)	(3)	(2)	(3)	(10)	(12)

(3)

Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management and communication costs. These items are recognized in Canadian Personal and Business Banking in the fourth quarter of 2021.

(4)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(5)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(6)	Recognized in Corporate and Other.
(7)	Adjusted to exclude the impact of items of note.
(8)

Excludes a TEB adjustment of $48 million (July 31, 2021: $51 million; October 31, 2020: $37 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB. For further details on TEB, see pages 15 and 18 of our 2021 Annual Report.

CIBC Fourth Quarter 2021 News Release	13

The following tables provide a reconciliation of GAAP (reported) net income and non-interest expenses to non-GAAP (adjusted) net income and non-interest expenses, respectively, on a segmented basis.

			Canadian	U.S.
		Canadian	Commercial	Commercial
		Personal	Banking and	Banking and
		and Business	Wealth	Wealth	Capital	Corporate	CIBC
$ millions, for the three months ended		Banking	Management	Management	Markets	and Other	Total
2021	Reported net income (loss)	$ 597	$ 442	$ 256	$378	$(233)	$1,440
Oct. 31	After-tax impact of items of note (1)	9	-	12	-	112	133
	Adjusted net income (loss) (2)	$ 606	$ 442	$ 268	$378	$(121)	$1,573
2021	Reported net income (loss)	$ 642	$ 470	$ 266	$491	$(139)	$1,730
Jul. 31	After-tax impact of items of note (1)	-	-	13	-	65	78
	Adjusted net income (loss) (2)	$ 642	$ 470	$ 279	$491	$(74)	$1,808
2020	Reported net income (loss)	$ 590	$ 340	$ 135	$310	$(359)	$1,016
Oct. 31 (3)	After-tax impact of items of note (1)	1	1	13	-	249	264
	Adjusted net income (loss) (2)	$ 591	$ 341	$ 148	$310	$(110)	$1,280

$ millions, for the twelve months ended
2021	Reported net income (loss)	$ 2,494	$ 1,665	$ 926	$1,857	$(496)	$6,446
Oct. 31	After-tax impact of items of note (1)	9	-	50	-	182	241
	Adjusted net income (loss) (2)	$ 2,503	$ 1,665	$ 976	$1,857	$(314)	$6,687
2020	Reported net income (loss)	$ 1,785	$ 1,202	$ 375	$1,308	$(878)	$3,792
Oct. 31 (3)	After-tax impact of items of note (1)	6	1	61	-	587	655
	Adjusted net income (loss) (2)	$ 1,791	$ 1,203	$ 436	$1,308	$(291)	$4,447

(1)  Items of note are removed from reported results to calculate adjusted results.

(2)  Non-GAAP measure.

(3)  Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.

			Canadian	U.S.
		Canadian	Commercial	Commercial
		Personal	Banking and	Banking and
		and Business	Wealth	Wealth	Capital	Corporate	CIBC
$millions, for the three months ended		Banking	Management	Management	Markets	and Other	Total
2021	Reported non-interest expenses	$ 1,152	$ 646	$ 296	$528	$513	$3,135
Oct. 31	Pre-tax impact of items of note (1)	12	-	16	-	152	180
	Adjusted non-interest expenses (2)	$ 1,140	$ 646	$ 280	$528	$361	$2,955
2021	Reported non-interest expenses	$ 1,118	$ 617	$ 274	$529	$380	$2,918
Jul. 31	Pre-tax impact of items of note (1)	-	-	17	-	88	105
	Adjusted non-interest expenses (2)	$ 1,118	$ 617	$ 257	$529	$292	$2,813
2020	Reported non-interest expenses	$ 1,076	$ 540	$ 267	$458	$550	$2,891
Oct. 31 (3)	Pre-tax impact of items of note (1)	2	1	17	-	258	278
	Adjusted non-interest expenses (2)	$ 1,074	$ 539	$ 250	$458	$292	$2,613

$ millions, for the twelve months ended
2021	Reported non-interest expenses	$ 4,414	$ 2,443	$ 1,121	$2,117	$1,440	$11,535
Oct. 31	Pre-tax impact of items of note (1)	12	-	68	-	245	325
	Adjusted non-interest expenses (2)	$ 4,402	$ 2,443	$ 1,053	$2,117	$1,195	$11,210
2020	Reported non-interest expenses	$ 4,308	$ 2,179	$ 1,126	$1,929	$1,820	$11,362
Oct. 31 (3)	Pre-tax impact of items of note (1)	8	1	83	-	705	797
	Adjusted non-interest expenses (2)	$ 4,300	$ 2,178	$ 1,043	$1,929	$1,115	$10,565

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.

CIBC Fourth Quarter 2021 News Release	14

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

			Canadian	U.S.
		Canadian	Commercial	Commercial
		Personal	Banking and	Banking and
		and Business	Wealth	Wealth	Capital	Corporate	CIBC
$ millions, for the three months ended		Banking	Management	Management	Markets	and Other	Total
2021	Net income (loss)	$ 597	$ 442	$ 256	$378	$(233)	$1,440
Oct. 31	Add: provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78
	Add: income taxes	215	157	61	140	(162)	411
	Pre-provision (reversal), pre-tax earnings (losses) (1)	976	594	266	484	(391)	1,929
	Pre-tax impact of items of note (2)	12	-	16	-	152	180
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (1)
	CAD	$ 988	$ 594	$ 282	$484	$(239)	$2,109
	USD	n/a	n/a	226	n/a	n/a	n/a
2021	Net income (loss)	$ 642	$ 470	$ 266	$491	$(139)	$1,730
Jul. 31	Add: provision for (reversal of) credit losses	67	(49)	(57)	(60)	-	(99)
	Add: income taxes	229	169	56	180	(127)	507
	Pre-provision (reversal), pre-tax earnings (losses) (1)	938	590	265	611	(266)	2,138
	Pre-tax impact of items of note (2)	-	-	17	-	88	105
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (1)
	CAD	$ 938	$ 590	$ 282	$611	$(178)	$2,243
	USD	n/a	n/a	228	n/a	n/a	n/a
2020	Net income (loss)	$ 590	$ 340	$ 135	$310	$(359)	$1,016
Oct. 31 (3)	Add: provision for (reversal of) credit losses	121	25	82	17	46	291
	Add: income taxes	210	123	35	149	(115)	402
	Pre-provision (reversal), pre-tax earnings (losses) (1)	921	488	252	476	(428)	1,709
	Pre-tax impact of items of note (2)	2	1	17	-	258	278
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (1)
	CAD	$ 923	$ 489	$ 269	$476	$(170)	$1,987
	USD	n/a	n/a	202	n/a	n/a	n/a

$ millions, for the twelve months ended
2021	Net income (loss)	$ 2,494	$ 1,665	$ 926	$1,857	$(496)	$6,446
Oct. 31	Add: provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158
	Add: income taxes	892	601	222	646	(485)	1,876
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,736	2,227	1,073	2,403	(959)	8,480
	Pre-tax impact of items of note (2)	12	-	68	-	245	325
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (1)
	CAD	$ 3,748	$ 2,227	$ 1,141	$2,403	$(714)	$8,805
	USD	n/a	n/a	909	n/a	n/a	n/a
2020	Net income (loss)	$ 1,785	$ 1,202	$ 375	$1,308	$(878)	$3,792
Oct. 31 (3)	Add: provision for (reversal of) credit losses	1,189	303	487	311	199	2,489
	Add: income taxes	640	437	55	505	(539)	1,098
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,614	1,942	917	2,124	(1,218)	7,379
	Pre-tax impact of items of note (2)	8	1	83	-	705	797
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (1)
	CAD	$ 3,622	$ 1,943	$ 1,000	$2,124	$(513)	$8,176
	USD	n/a	n/a	744	n/a	n/a	n/a

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.
n/a	Not applicable.

CIBC Fourth Quarter 2021 News Release	15

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1028175#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

Details of CIBC’s 2021 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2796615#) and French (514-861-2272 or 1-800-408-3053, passcode 7602633#) until 11:59 p.m. (ET) January 2, 2022. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

CIBC Fourth Quarter 2021 News Release	16

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2021 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2022” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2022” section of our 2021 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks, our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2021 News Release	17